UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                      FORM 15

              Certification and Notice of Termination of Registration
             under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13
                 and 15(d) of the Securities Exchange Act of 1934.

                  COMMISSION FILE NUMBERS:   33-57956 / 33-70162


                       Savoy Pictures Entertainment, Inc.
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                              152 West 57th Street
                            New York, New York 10019
                                 (212) 247-5810
                (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                       INCLUDING AREA CODE, OF REGISTRANT'S
                            PRINCIPAL EXECUTIVE OFFICES)

                     Common Stock, $0.01 par value per share
              (TITLE OF EACH CLASS OF SECURITIES COVERED BY THIS FORM)

             7% Convertible Subordinated Debentures, due July 1, 2003
           (TITLES OF ALL OTHER CLASSES OF SECURITIES FOR WHICH A DUTY TO
                 FILE REPORTS UNDER SECTION 13(A) OR 15(D) REMAINS)


              Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

                 Rule 12g-4(a)(1)(i)   [X]     Rule 12h-3(b)(1)(ii)  [ ]
                 Rule 12g-4(a)(1)(ii)  [ ]     Rule 12h-3(b)(2)(i)   [ ]
                 Rule 12g-4(a)(2)(i)   [ ]     Rule 12h-3(b)(2)(ii)  [ ]
                 Rule 12g-4(a)(2)(ii)  [ ]     Rule 15d-6            [ ]
                 Rule 12h-3(b)(1)(i)   [X]

              Approximate number of holders of record as of the
         certification or notice date:   1

              Pursuant to the requirements of the Securities Exchange Act of 1934, Savoy Pictures Entertainment, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

         DATE:   December 19, 1996             BY: /s/ Lewis J. Korman
                                               Name:   Lewis J. Korman
                                               Title:  President

         Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.